Exhibit 99.1

ENTERA BIO LTD ANNOUNCES INTERIM BIOMARKER DATA FROM PHASE 2
CLINICAL TRIAL OF EB613 AND FIRST QUARTER 2020 FINANCIAL RESULTS

‒ Statistically Significant One Month Increases in P1NP Biomarker
from First 50% of Patients with Highest Dose of EB613 ‒
‒ Company to Follow Patients in the Phase 2 Clinical Trial of EB613 through Six Months for Bone Mineral Density Data and Evaluate Additional Higher Doses of EB613 ‒
‒ Company to Host Conference Call and Webcast Today at 8:30 a.m. EDT ‒

BOSTON, Massachusetts & JERUSALEM, Israel (May 21, 2020) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, announced interim limited biomarker data from the ongoing Phase 2 clinical trial of EB613 in osteoporosis patients and results for the quarter ended March 31, 2020.  The study demonstrated statistically significant effects on the P1NP biomarker after one month of treatment (p<0.001) as compared to placebo, and meaningful increases at months two and three as compared to placebo with the highest EB613 dose (1.5 mg).  There was also a dose response at one month, with those trends continuing at two months.  The two lower doses (0.5 mg and 1.0 mg) demonstrated suboptimal increases and likely do not warrant further clinical advancement after the completion of this trial.  The Company believes that the maximum efficacious dose has not yet been achieved and will continue the evaluation of the data from the existing patients including 6-month bone mineral density (BMD) results.  Based on the favorable safety profile for patients on EB613 in the ongoing Phase 2 study, the Company intends to evaluate additional doses greater than 1.5mg to advance into a potential Phase 3 study, if appropriate.

P1NP is an important biomarker of bone formation and in prior published studies of other osteoporosis products, was predictive of long-term improvements in bone mineral density, or BMD.  Increases and maintenance of BMD are widely accepted by clinicians and regulatory agencies throughout the world as indicators of an overall improvement of the underlying disease.  There were no serious product-related adverse events, and the overall safety profile of EB613 was favorable.

“We saw a meaningful increase in the bone marker data for the patients enrolled in our Phase 2 clinical trial of EB613 after just one month of treatment with the 1.5mg dose, the highest dose we tested, with no CTX increases relative to placebo.  We believe that these dose responses, and these early positive trends with the highest dose warrant investigating at least one additional higher dose to select for potential Phase 3 development,” stated Adam Gridley, CEO of Entera.  “We have been encouraged by the recent progress in restoring our clinical trial patient enrollment following the easing of COVID-19 restrictions in Israel.  As we complete our data analysis, we intend to evaluate potential higher doses, and are targeting completion of enrollment in the third quarter of 2020, subject to any COVID impacts.”

EB613 Phase 2 Topline Results

The Phase 2 clinical trial of EB613, the Company’s orally delivered parathyroid hormone 1-34, or PTH, is a dose-ranging, placebo-controlled, clinical trial in female patients with osteoporosis, or low BMD, and is being conducted at four leading medical centers in Israel. Patients were randomized to receive either a placebo or one of three doses of EB613, 0.5 mg, 1.0 mg, and 1.5 mg of PTH 1-34.  The primary endpoint of the study is the change in P1NP from baseline during treatment with oral PTH doses at three months compared to the change from baseline with placebo.  Secondary endpoints included change in bone mineral density (BMD), change in P1NP, serum CTX (a marker of bone resorption), and a variety of other measures at three and six months.  The limited interim analysis of the changes in P1NP (and CTX) of the first 50% of the patients at three months was part of the trial design and prospectively planned in order to determine if maximal dosing had been achieved.

Of the 80 patients that were enrolled, the results below are from the 72 patients that had completed their three-month treatment visits.  The demographics for the EB613 Phase 2 clinical trial such as age, BMI and baseline levels of bone markers were generally consistent with demographics from studies in the literature.

	N	Mean	Median
Age	72	61.10	61.00
Weight (Kg)	72	64.65	61.50
BMI	72	25.34	24.36

The P1NP bone marker results at one, two and three months are summarized below:

	Mean % Change from Baseline at One Month	Std Error	Mean % Change from Baseline at Two Months	Std Error	Mean % Change from Baseline at Three Months	Std Error
Placebo	4.35	4.19	0.17	4.09	8.16	5.46
EB613 0.5mg	1.34	4.35	3.35	3.58	0.16	4.69
EB613 1.0mg	11.7	3.91	5.43	4.07	6.64	3.76
EB613 1.5mg	29.74	5.87	18.61	7.64	13.23	6.68

The mean serum CTX % change from baseline was numerically lower than placebo at all time points for all EB613 treatment groups.

“The results for P1NP at one month are encouraging and with a clear dose response, we believe that it is important to evaluate the additional patient data to determine EB613’s effect on BMD.  We now expect to report these six-month BMD and biomarker data in the third quarter of 2020,” stated Arthur Santora, Chief Medical Officer of Entera.  “Concurrently, we’ll be developing our clinical and regulatory strategies to select and evaluate higher doses, and continue to target the initiation of a single Phase 3 trial in late 2021 or 2022 subject to the final results of the ongoing Phase 2 trial.”

First Quarter 2020 and Recent Highlights

•
Continued Development of EB612: Entera continues to make progress on the determination of a formulation of EB612 that could be used to support the initiation in 2021 of a Phase 2b or Phase 3 clinical trial in patients with hypoparathyroidism.

•
Maintained Financial Flexibility to Support Operations and Business Development:  After completion of a private placement of ordinary shares and warrants that raised gross proceeds of $14.3 million dollars following the final closing in February 2020 and the onset of COVID-19, Entera had rapidly adjusted its operating plan to conserve cash until it had better visibility on the impact of COVID-19 on the ongoing Phase 2 trial of EB613 and its 2020 objectives.  While it evaluates the interim data from the Phase 2 trial of EB613, the Company will continue to maintain its financial flexibility by conserving its cash and exploring potential business development collaborations.

Financial Results for the First Quarter of 2020

Revenue and cost of revenue for the quarter ended March 31, 2020 were $42,000 and were solely related to research and development services provided to Amgen.  There was no revenue or cost of revenue in the quarter ended March 31, 2019 as the Company did not provide any research and development services to Amgen because the plans to support the collaboration were still in development.  Operating expenses were $2.9 million for the quarter ended March 31, 2020, compared to $3.1 million for the quarter ended March 31, 2019.  Entera’s operating loss was $(2.9) million for the quarter ended March 31, 2020, compared to $(3.1) million for the quarter ended March 31, 2019.

Research and development expenses were $1.6 million for the quarter ended March 31, 2020, compared to $2.0 million for the quarter ended March 31, 2019.  The decrease was primarily due to reductions in materials and production costs and compensation-related expenses that were partially offset by an increase in consulting fees and other expenses related to the conduct of the Phase 2 clinical trial for EB613 and preparation of the IND application for EB613.  General and administrative expenses were $1.3 million for the quarter ended March 31, 2020, compared to $1.1 million for the quarter ended March 31, 2019.  The increase was primarily due to increases in compensation related expenses, professional fees and insurance costs that were partially offset by a decline in legal fees and investor relations expenses.

Net comprehensive loss was $(2.9) million for the quarter ended March 31, 2020, or $(0.16) per ordinary share, compared to $(3.0) million, or $(0.26) per ordinary share.  The change in net loss per ordinary share is primarily due to an increase in the weighted average shares outstanding in the first quarter of 2020 resulting from the private placements in December 2019 and February 2020.

At March 31, 2020, Entera had cash and cash equivalents of $13.3 million, compared to $15.2 million at December 31, 2019.

Entera is currently evaluating changes to its operating plan based on these data and expects an operating loss of approximately $10 million for the year ending December 31, 2020 subject to the impact of COVID-19 and the further evaluation of the Phase 2 EB613 results, and believes its current cash position will be sufficient to fund its operations into the second quarter of 2021.

Conference Call and Webcast Information

Entera’s management will host a conference call on Thursday, May 21, 2020 at 8:30 a.m. EDT. A question-and-answer session will follow Entera’s remarks. To participate on the live call, please dial (855) 547-3865 (US) or (409) 217-8787 (international) and provide the conference ID “8441279” five to ten minutes before the start of the call.

To access a live audio webcast of the presentation on the “Investor Relations” page of Entera’s website, please click here. A replay of the webcast will be archived on Entera’s website for approximately 45 days following the presentation.

About Entera Bio Ltd.

Entera is a leader in the development of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements

Various statements in this release are “forward-looking statements” under the securities laws. Words such as, but not limited to, “anticipate,” “believe,” “can,” “could,” “expect,” “estimate,” “design,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “target,” “likely,” “should,” “will,” and “would,” or the negative of these terms and similar expressions or words, identify forward-looking statements. Forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.

Important factors that could cause actual results to differ materially from those reflected in Entera’s forward-looking statements include, among others:  unexpected changes in our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates; a possible suspension of the Phase 2 clinical trial of EB613 for clinical or data-related reasons; the impact of COVID-19 on Entera’s business operations including enrollment in the Phase 2 clinical trial for EB613 in patients with osteoporosis and the ability to collect the necessary data from the Phase 2 trial of EB613; the potential disruption and delay of manufacturing supply chains, loss of available workforce resources, either by Entera or its collaboration and laboratory partners, due to travel restrictions, lay-offs or forced closures or repurposing of hospital facilities; impacts to research and development or clinical activities that Entera is contractually obligated to provide, such as pursuant to Entera’s agreement with Amgen; overall regulatory timelines, if the FDA or other authorities are closed for prolonged periods, choose to allocate resources to review of COVID-19 related drugs or believe that the amount of Phase 2 clinical data collected so far are insufficient to initiate a Phase 3 trial, or a meaningful deterioration of the current political, legal and regulatory situation in Israel or the United States; the availability, quality and timing of the data from the Phase 2 clinical trial of EB613 in osteoporosis patients; the ability find a dose that demonstrates the comparability of EB613 to FORTEO in the ongoing Phase 2 clinical trial of EB613; the size and growth of the potential market for EB613 and Entera’s other product candidates including any possible expansion of the market if an orally delivered option is available in addition to an injectable formulation; the scope, progress and costs of developing Entera’s product candidates; Entera’s reliance on third parties to conduct its clinical trials; Entera’s expectations regarding licensing, business transactions and strategic collaborations; Entera’s operation as a development stage company with limited operating history; Entera’s ability to continue as a going concern absent access to sources of liquidity; Entera’s expectations regarding its expenses, revenue, cash resources; Entera’s ability to raise additional capital; Entera’s interpretation of FDA feedback and guidance and how such guidance may impact its clinical development plans; Entera’s ability to obtain and maintain regulatory approval for any of its product candidates; Entera’s ability to comply with Nasdaq’s minimum listing standards and other matters related to compliance with the requirements of being a public company in the United States; Entera’s intellectual property position and its ability to protect its intellectual property; and other factors that are described in the “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Entera’s annual and current filings which are on file with the SEC and available free of charge on the SEC’s website at http://www.sec.gov. Additional factors may be set forth in those sections of Entera’s Quarterly Report on Form 6-K for the quarter ended March 31, 2020, to be filed with the SEC in the second quarter of 2020. In addition to the risks described above and in Entera’s annual report on Form 20-F and current reports on Form 6-K and other filings with the SEC, other unknown or unpredictable factors also could affect Entera’s results. There can be no assurance that the actual results or developments anticipated by Entera will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Entera. Therefore, no assurance can be given that the outcomes stated in such forward-looking statements and estimates will be achieved.

All written and verbal forward-looking statements attributable to Entera or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Entera cautions investors not to rely too heavily on the forward-looking statements Entera makes or that are made on its behalf.  The information in this release is provided only as of the date of this release, and Entera undertakes no obligation, and specifically declines any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
(US$ in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
REVENUE	$42	$-
COST OF REVENUE	42	-
RESEARCH AND DEVELOPMENT EXPENSES, NET	1,605	2,035
GENERAL AND ADMINISTRATIVE EXPENSES	1,290	1,056
OPERATING LOSS	2,895	3,091
FINANCIAL EXPENSES (INCOME):
Loss (income) from change in fair value of financial liabilities at fair value	46	(112)
Other financial expenses (income), net	(23)	16
FINANCIAL EXPENSES (INCOME), net	23	(96)
NET COMPREHENSIVE LOSS FOR THE PERIOD	$2,918	$2,995

LOSS PER ORDINARY SHARE:
Basic and diluted	$0.16	$0.26
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic and diluted	18,048,827	11,459,780

ENTERA BIO LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(US$ in thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

Cash and cash equivalents	$13,328	$15,185
Accounts receivable and other current assets	786	451
Property and equipment, net	214	202
Other assets, net	855	865
Total assets	$15,183	$16,703

Accounts payable and other current liabilities	$2,251	$2,148
Warrant liabilities	2,714	2,444
Total current liabilities	4,965	4,592
Total Non-current liabilities	203	192
Total shareholders’ equity	10,015	11,919
Total liabilities and shareholders’ equity	$15,183	$16,703

Contact:

Jonathan Lieber, CFO
Tel: +972-2-532-7151
jon@enterabio.com